GRUPO SIMEC, S.A.B. de C.V.

Calzada Lázaro Cárdenas 601

Colonia La Nogalera, Guadalajara,

Jalisco, México 44440

January 12, 2021

Mindy Hooker

Anne McConnell

Securities and Exchange Commission

Division of Corporation Finance, Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:      GROUP SIMEC SA DE CV

Form 6-K filed October 28, 2020

Form 20-F for the year ended December 31, 2019, filed June 5, 2020

File No. 1-11176

Ladies and Gentlemen:

We are writing to response to the comments set forth in the Commission’s Staff’s comment letter dated November 24, 2020 relating to the above-referenced Annual Report on Form 20-F (the “Annual Report”) and the Form 6-K of GRUPO SIMEC, S.A.B. de C.V. (the “Company”). In response to the Staff’s comments, the Company has revised the Annual Report and is filing an amended Annual Report on Form 20-F (the “Amended Annual Report”) together with this response letter. We are also sending, under separate cover, a marked copy of the Amended Annual Report showing the changes to the Annual Report filed on June 5, 2020.

For convenience, we have reproduced below in italics the Staff’s comments, followed by the Company’s response to each comment as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Annual Report where the revised language addressing a particular comment appears.

Form 6-K filed October 28, 2020

Exhibit 99.1

1.	We note your disclosures of EBITDA in quarterly presentations. Please revise future filings to include reconciliations of EBITDA to the most comparable IFRS measure (net income (loss)).

We confirm that we will revise future filings that include EBITDA presentations to include reconciliations of EBITDA to the most comparable IFRS measure (net income (loss)).

Securities and Exchange Commission

Group Simec SA de CV

Form 20-F for the year ended December 31, 2019

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

B. Management’s Report on Internal Control over Financial Reporting, page 96

2.	We note under Disclosure Controls and Procedures you state “Our principal executive officer (CEO) and our principal financial officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of the end of the period covered by this annual report, have concluded that, as of such date, our internal control over financial reporting was effective”. We also note under Internal Control over Financial Reporting you did not provide an assessment from management as to the effectiveness of internal control over financial reporting as of December 31, 2019. Please be advised, as required by Item 15(a) and Item 15(b)(3) of Form 20-F -K, management is required to provide separate conclusions as to the effectiveness of Disclosure Controls and Procedures and the effectiveness of Internal Control over Financial Reporting as of December 31, 2019. Please amend your Form 20-F to clarify your disclosures and to fully comply with the requirements of Item 15 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 96 to include separate statements of the CEO and CFO’s evaluation of the effectiveness of the Company’s disclosure controls and procedures and management’s evaluation of the effectiveness of the Company’s internal controls over financial reporting.

D. Changes in Internal Control Over Financial Reporting, page 97

3.	We note under Changes in Internal Control over Financial Reporting you state “As of December 31, 2019, management of the Company believes it has complied with the remediation plans identified in the Annual Report on Form 20-F for the year ended December 31, 2018, and the Company has completed the process of implementing mitigating control measures to remedy in full the material weaknesses and significant deficiencies identified”. However, we also note you state “There have been no changes in the Company’s internal control over financial reporting during the year ended December 31, 2019, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting”. It is not clear to us how these two statements can both be accurate. To the extent remediation plans were completed and implemented, it appears to us this would indicate changes did occur. In addition, we note your disclosure on page F-46 that indicates remediation efforts continue. Please clarify and correct these disclosures and ensure you fully comply with Item 15(d) of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on pages 97-98 to include a discussion of the changes that materially affected the Company’s

Securities and Exchange Commission

Group Simec SA de CV

internal control over financial reporting which were implemented as part of the Company’s remediation plans.

We have also removed the statement on page F-46 that remediation efforts continue.

Consolidated Financial Statements

Consolidated Statements of Changes in Equity, page F-6

4.	Please present statements of changes in equity for each year in the three years ended December 31, 2019 as required by Items 8 and 18 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page F-6 to present statements of changes in equity for the years ended December 31, 2017, 2018 and 2019.

Notes to the Financial Statements

4. Basis of preparation and presentation of the consolidated financial statements

e. Inventories and cost of sales, page F-15

5.	We note the value of your coke inventory declined year over year based on the price per metric ton. Please disclose here or under critical accounting policies the methods and sources you use to determine the value of your coke inventory.

In response to the Staff’s comment, the Company has revised the disclosure on page 64 under “Critical Accounting Policies” to describe the methods and reference sources it used to value its coke inventory.

15. Income Taxes, page F-34

6.	Given the substantial fluctuation in your effective income tax rate, please provide a more robust explanation of the specific factors that contributed to variations. In this regard, please clarify your disclosure that 2019 includes taxes and expenses “which are covered by various companies of the Group and are derived by agreements between the companies and SAT during 2019”. Please more fully address if and how these agreements are related to the tax audits disclosed in note 23(l) and more fully explain the current status of the tax audits, including the amount and expected timing of any reasonably possible additional losses.

In response to the Staff’s comment, the Company has revised the disclosure on page 50 and in note 23(l) to the financial statements.

In our Form 20-F for the year ended December 31, 2020, we will provide more information about the current status of the tax audits. During 2020, we signed compensation and settlement agreements with the tax authorities and paid Ps. 554.4 million to cover the

Securities and Exchange Commission

Group Simec SA de CV

remaining disputed tax amounts from previous years, which has resolved the court disputes with the tax authorities described in note 23(l). The figure 2,323,662 is a peso figure that should be ‘thousand’ and not ‘million’, and the amount in note 23(l) should also be in pesos, not U.S. dollars (Ps. 5,880 million), which have been revised in the amended financial statements attached to the revised Form 20-F.

*        *        *        *        *

The Company confirms its acknowledgment, in connection with its responses to the comment letter that:

1.	The Company is responsible for the adequacy and accuracy of their disclosures in the filings with the Commission;
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned (+52 33 3770 6734) with any questions you may have regarding the above responses.

Very truly yours,

GRUPO SIMEC, S.A.B. de C.V.

By: /s/ Mario Moreno Cortez

Name: Mario Moreno Cortez

Title: Coordinator of Finance

cc: (via email)

Nell Scott, Orrick, Herrington & Sutcliffe LLP

Richard Morvillo, Orrick, Herrington & Sutcliffe LLP